                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

                           For Period Ended: June 30, 2001

                           [ ]      Transition Report on Form 10-K
                           [ ]      Transition Report on Form 20-F
                           [ ]      Transition Report on Form 11-K
                           [ ]      Transition Report on Form 10-Q
                           [ ]      Transition Report on Form N-SAR
                           For the Transition Period Ended: _____________

Read attached instruction sheet before preparing form. Please print or type.

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

eResource Capital Group, Inc.
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Full Name of Registrant

Former Name if Applicable: flightserv.com

1225 Northmeadow Parkway - Suite 116
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Address of Principal Executive Office (STREET AND NUMBER)

Roswell, Georgia 30076
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City, State and Zip Code


                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant could not prepare and file, by the filing deadline, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended June 30, 2001 (the "Annual Report") because Registrant's management needed additional time to provide certain information and complete its analyses with respect to the effect of certain subsequent events (including financing transactions subsequent to June 30, 2001) on the Registrants' Annual Report and financial statements.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         William L.Wortman           770                754-9449
         -----------------        -----------       ------------------
           (Name)                 (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates a significant change in results of operations for the fiscal year ended June 30, 2001 as compared to the fiscal year ended June 30, 2000 due primarily to the Registrant's previously reported acquisitions of new businesses during the fiscal year ended June 30, 2001. The Registrant estimates that its (i) revenues for fiscal year 2001 were $13,607,093 compared to $10,040 in fiscal year 2000; (ii) gross profit for fiscal year 2001 was $1,643,540 compared to a deficit of $83,521 in fiscal year 2000; and (iii) net loss for fiscal year 2001 was $21,690,701 compared to a net loss of $57,935,549 in fiscal year 2000.


                                    SIGNATURE

         eResource Capital Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: September 28, 2001

                                           By: /s/ William L. Wortman
                                               -------------------------------
                                                  William L. Wortman
                                                  Chief Financial Officer


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